Exhibit 99.1

ASX ANNOUNCEMENT
FEBRUARY 26TH, 2007
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          APPOINTMENT OF MR. DAVID CARRUTHERS TO GTG BOARD OF DIRECTORS

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce the appointment of Mr. David Carruthers as a Non-Executive Director of the Company.

David Carruthers, aged 59, has acted as Chief Financial Officer of BP Finance for the global operations based in London and as the European Regional Chief Executive Officer based in Brussels. On returning to Australia, he was Managing Director of Treasury Corporation of Victoria and coordinated the management of $29 billion of privatisation proceeds.

More recently, Mr. Carruthers has provided advisory services in financial risk management to clients in the Asia-Pacific region and currently manages the corporate finance division of Tristar Corporate Advisors. He also serves as a Non-Executive Director and Audit Committee Chairman for Ceramic Fuel Cells Ltd., an ASX listed company, and as a Non-Executive Director for India Equities Fund Limited.

Mr. Carruthers brings to the GTG Board of Directors a wealth of business experience, particularly in the financial arena, and he will be appointed Chairman of the Company's Audit Committee.

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FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson
Chief Executive Officer

Genetic Technologies Limited (ABN 17 009 212 328)
Phone: +61 3 9415 1135